Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
Earnings:
Loss before income taxes	$(18,682)	$(25,653)	$(71,135)	$(28,213)	$(21,786)	$(25,891)
Add Fixed Charges (from below)	374	329	225	187	250	171
Total earnings (loss) to cover fixed charges	(18,308)	(25,324)	(70,910)	(28,026)	(21,536)	(25,720)
Fixed Charges
Interest expense	—	—	—	—	—	—
Interest component of rent expense(1)	374	329	225	187	250	171
Total fixed charges	374	329	225	187	250	171
Ratio of earnings to fixed charges(2)	N/A (3)	N/A (3)	N/A (3)	N/A (3)	N/A (3)	N/A (3)

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)	We have not had any preferred stock outstanding during the periods presented; therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.
(3)	Earnings were insufficient to cover fixed charges for each of the periods presented. The amount of the coverage deficiency was $18.7 million, $25.7 million, $71.1 million, $28.2 million and $21.8 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively, and $25.9 million for the nine months ended September 30, 2015.